Exhibit 99.1

Corporación América Airports Announces an Amendment of the Seymour Airport Concession Agreement in Galápagos, Ecuador

Contract term extended by 6 years, through December 2032

Luxembourg, January 27, 2026 — Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, announced today that its subsidiary, Aeropuertos Ecológicos de Galápagos S.A. (“Ecogal”), has executed an addendum to the concession agreement for Seymour Airport, located on Baltra Island, Galápagos, Ecuador.

The addendum provides for the rebalancing of the economic and financial equilibrium of the concession agreement, which had been adversely affected by the COVID-19 pandemic. The addendum follows a technical, financial, and legal review process carried out with the granting authority and relevant government bodies, and includes adjustments to certain airport charges, an extension of the concession term, and the rescheduling of investment commitments, among other measures.

Key changes to the concession agreement include:

1.	Term. The concession term has been extended by six years through December 31, 2032. The amended agreement further provides for the possibility to discuss potential future extensions in order to maintain the economic and financial equilibrium of the concession.

2.	Tariffs. The Terminal Use Charge (TUC) will increase by $5.20 per passenger, resulting in a TUC of $31.18 per passenger. This charge will be adjusted annually in accordance with the concession agreement.

3.	Investment program. If deemed necessary, Ecogal shall carry out runway repaving works during the second half of 2031, with a maximum investment of $4 million (including VAT). For this purpose, a technical study assessing the condition of the runway shall be conducted in 2029. Should the results of such study indicate that repaving works are required, the works would be undertaken provided that the concession agreement remains in economic and financial equilibrium.

4.	Economic equilibrium and rebalancing mechanisms. The amendment includes a provision for the maintenance of the economic and financial equilibrium of the concession, which shall be reviewed every two years. If the equilibrium is affected by circumstances not attributable to the parties, or by requirements of national necessity, force majeure, or fortuitous events, the parties shall have the right to request a renegotiation of the terms of the concession agreement to rebalance the economic and financial equilibrium.

Mr. Martín Eurnekian, CEO of Corporación America Airports, noted: “The execution of this addendum reflects the confidence in our operating capabilities and in the results we delivered at Seymour Airport. It also recognizes the progress achieved in sustainability, including the airport’s carbon-neutral operations since 2017 and its recent achievement of Level 4+ certification under the Airport Carbon Accreditation program. These milestones reinforce the long-term framework under which we continue to operate the concession.”

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716